UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Forte Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

34962G109
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [x]            Rule 13d-1(b)
 [  ]            Rule 13d-1(c)
 [  ]            Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,630,468 shares (** Refer to Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,630,468 shares (** Refer to Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,630,468 shares (** Refer to Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.99% (** Refer to Item 4 below)
12	Type of Reporting Person (See Instructions) FI

1	Names of Reporting Persons. TYBOURNE STRATEGIC OPPORTUNITIES GP II LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,630,468 shares (** Refer to Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,630,468 shares (** Refer to Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,630,468 shares (** Refer to Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.99% (** Refer to Item 4 below)
12	Type of Reporting Person (See Instructions) FI

1	Names of Reporting Persons. TYBOURNE CAPITAL MANAGEMENT LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,630,468 shares (** Refer to Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,630,468 shares (** Refer to Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,630,468 shares (** Refer to Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.99% (** Refer to Item 4 below)
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. TYBOURNE KESARI LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,630,468 shares (** Refer to Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,630,468 shares (** Refer to Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,630,468 shares (** Refer to Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.99% (** Refer to Item 4 below)
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. VISWANATHAN KRISHNAN
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,630,468 shares (** Refer to Item 4 below)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,630,468 shares (** Refer to Item 4 below)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,630,468 shares (** Refer to Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 9.99% (** Refer to Item 4 below)
12	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13G
Item 1
(a)	Name of Issuer
Forte Biosciences, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices
3060 Pegasus Park Drive, Building 6, Dallas, Texas 75247

Item 2
(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Tybourne Capital Management (HK) Limited (“Tybourne HK”);
ii) Tybourne Strategic Opportunities GP II Limited (the “GP”)
iii) Tybourne Capital Management Limited (“Tybourne Cayman”);
iv) Tybourne Kesari Limited (“Tybourne Kesari”); and
v) Viswanathan Krishnan (“Mr. Krishnan”)

This statement relates to securities held for the accounts of private investment funds (the “Private Funds”) for which Tybourne HK serves as investment advisor and for which the GP serves as general partner.  Tybourne Cayman is the parent of Tybourne HK, and Tybourne Kesari is the parent of Tybourne Cayman and the GP.  Mr. Krishnan is the principal and sole shareholder of Tybourne Kesari.  In such capacities, Tybourne HK, the GP, Tybourne Cayman, Tybourne Kesari and Mr. Krishnan may be deemed to have voting and dispositive power over securities held for the Private Funds.  Each of the Reporting Persons disclaims beneficial ownership of such securities, except to the extent of its or his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Tybourne HK and Mr. Krishnan is Suites 1021-1025, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.  The address of the registered office of each of Tybourne Cayman, the GP and Tybourne Kesari is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands.

(c)	Citizenship

i) Tybourne HK is a company incorporated in Hong Kong with limited liability;

ii) the GP is a company incorporated in the Cayman Islands with limited liability;

iii) Tybourne Cayman is a company incorporated in the Cayman Islands with limited liability;

iv) Tybourne Kesari is organized in the Cayman Islands; and

v) Mr. Krishnan is a citizen of the United Kingdom.

(d)	Title of Class of Securities
Common Stock (“Common Stock”)
(e)	CUSIP Number
34962G109
Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned**
The information set forth in Row 9 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(a) for each such Reporting Person.

Item 4(b)	Percent of Class**
The information set forth in Row 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.

Item 4(c)	Number of shares as to which each such person has:**
(i)	sole power to vote or to direct the vote
(ii)	shared power to vote or to direct the vote
(iii)	sole power to dispose or to direct the disposition of
(iv)
shared power to dispose or to direct the disposition of

The information set forth in Rows 5 through 8 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

** The shares reported herein as beneficially owned by the Reporting Persons include an aggregate of 3,624,548 shares of Common Stock and 5,920 shares of Common Stock issuable upon the exercise of pre-funded warrants (the “Warrants”).  The Warrants may be exercised for shares of Common Stock, so long as such exercise will not cause such holder, together with its affiliates, to beneficially own in excess of 9.99% of the number of shares of Common Stock then outstanding.  The Private funds owns Warrants that would be exercisable for up to an aggregate of 3,333,701 shares of Common Stock, subject to the limitation on exercise.  If not for such limitation on exercise, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer’s Common Stock.

The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon a statement in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2023, that there were 36,335,105 shares of Common Stock outstanding as of November 10, 2023.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Tybourne Strategic Opportunities Fund II LP has the right to receive dividends from, or the proceeds from the sale of, more than 5% of the Shares outstanding.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See disclosure in Item 2 hereof.
Item 8	Identification and Classification of Members of the Group
This Item 8 is not applicable.
Item 9	Notice of Dissolution of Group
This Item 9 is not applicable.
Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits	Exhibit
99.1	Joint Filing Agreement, executed by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 14 February 2024

TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED

By: /s/ Catherine Cheung
Catherine Cheung, Chief Operating Officer

TYBOURNE STRATEGIC OPPORTUNITIES GP II LIMITED

By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Director

TYBOURNE CAPITAL MANAGEMENT LIMITED

By: Tybourne Kesari Limited, its Parent

By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

TYBOURNE KESARI LIMITED
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

VISWANATHAN KRISHNAN

By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Individually